EXHIBIT 10.3

29 Hartwell Avenue Lexington, MA 02421 P (617) 945 7361

March 11, 2020

Ann Barbier

Re:	Amended and Restated Employment Agreement

Dear Ann:

On behalf of Translate Bio, Inc., a Delaware corporation (the “Company”), I am pleased to provide you this Amended and Restated Employment Agreement (the “Agreement”) that includes, among other things, enhanced benefits in the event of a change of control of the Company. The terms and conditions of your employment are set forth below. Please note that you must sign and return this Agreement within seven (7) days of receipt to avail yourself of its terms.

1.

Position. Your position with the Company is Chief Medical Officer and you report to Ronald Renaud, Chief Executive Officer. You agree to devote your full business time, best efforts, skill, knowledge, attention and energies to the advancement of the Company’s interests and the performance of your duties as an employee of the Company and not to engage in any other business activities without prior approval of the Company.

2.

Base Salary. The Company will pay you a salary at the bi-weekly rate of $16,538.47 (which is equivalent to an annualized rate of $430,000.00 per year), payable in accordance with the Company’s standard payroll schedule and subject to applicable tax and other withholdings as required by law. Such base salary may be subject to periodic review and adjustments at the Company’s sole discretion.

3.

Discretionary Bonus. You will be eligible to receive an annual cash discretionary bonus of up to 40% of your base salary (the “bonus”) in accordance with the terms of the applicable bonus plan. The amount, if any, of the cash bonus payment, and the Company’s determination of your performance, corporate objectives and business conditions at the Company are all within the sole discretion of the Company. Eligibility for and earning of the bonus, which is also a retention incentive that you remain employed by the Company, requires the you be employed for the full period covered by the bonus as well as on the date the bonus is to be paid. Your eligibility for the bonus is also contingent on approval by the Board of Directors of the Company (the “Board”). The Company expects to review your job performance on an annual basis and to discuss with you the criteria which the Company will use to assess your performance for bonus purposes. The Company also may make adjustments in the targeted amount of your bonus in the Company’s sole discretion.

4.

Benefits. You will be eligible to participate in the Company’s employee benefits and insurance programs generally made available from time to time to its full-time employees, in accordance with, and provided you are eligible under, the plan documents governing those programs. You will also be eligible for up to 20 of days of paid vacation per year which shall accrue on a prorated basis, in accordance with the Company’s vacation policy as in effect from time to time. The Company reserves the right to modify or terminate any or all of its benefit plans or policies at any time at its discretion.

5.

Incentive Equity Awards. In connection with your ongoing employment, the Company may propose to the Board from time to time, that a stock option grant be made to you of Company’ common stock pursuant to the Company’s 2018 Equity Incentive Plan (the “Proposed Grant”). Any Proposed Grant will be subject to the terms and conditions of a Option Agreement to be entered into by you and the Company. Your ownership of the common stock will be subject to a vesting schedule and will be contingent on your continued employment or continuous service as a consultant or advisor with the Company.

6.

Severance. Without otherwise limiting the “at-will” nature of your employment, in the event your employment is terminated by the Company without Cause (as defined below) or you terminate for Good Reason, you shall be entitled to the base salary that has accrued and to which you are entitled as of the effective date of such termination, and further, subject to the conditions set forth in the second paragraph of this Severance section, the Company shall, for a period of nine (9) months following your termination date: (i) continue to pay you, in accordance with the Company’s regularly established payroll procedure, your base salary as Severance; and (ii) provided you are eligible for and timely elect to continue receiving group medical insurance pursuant to the “COBRA” law, continue to pay the share of the premium for health coverage that is paid by the Company for active and similarly-situated employees who receive the same type of coverage, unless the Company’s provision of such COBRA payments will violate the non-discrimination requirements of applicable law, in which case this benefit will not apply. If, in the twelve months following a Change of Control, the Company terminates your employment without Cause or you terminate for Good Reason, the Company, subject to the conditions set forth in the second paragraph of this Severance section, will: (a) extend the Severance benefits described in (i) and (ii) above for an additional three (3) months, such that the total severance benefit period shall be twelve (12) months; (b) accelerate the vesting of all unvested stock options, restricted stock or other equity awards held by you as of the date your employment is terminated such that 100% of such options, restricted stock or equity award shall become fully vested and, if applicable, exercisable effective as of such date (except as described in the next paragraph); and (c) pay to you a bonus amount equal to 1x your target annual bonus for the year in which termination of employment occurs.

Notwithstanding the foregoing, you will not be entitled to receive any severance benefits unless, within sixty (60) days following the date of termination, you (i) have executed a severance and release of claims agreement in a form prescribed by the Company or persons affiliated with the Company (which will include, at a minimum, a release of all releasable claims and non-disparagement and cooperation obligations). Any severance payments shall commence on the first payroll period following the date the release becomes effective (the “Payment Date”). Notwithstanding the foregoing, if the 60th day following the date of termination occurs in the calendar year following the calendar year of the termination, then the Payment Date shall be no earlier than January 1st of such subsequent calendar year. Any stock options, restricted stock or equity award that would vest as a result of the prior paragraph will be treated as only provisionally vested and will only actually become exercisable and/or alienable if and when you satisfy the release requirements, and any such provisionally vested portion will be deemed null and void retroactive to your date of termination if you either notify the Company that you will not execute or will revoke the release or the period for providing the release expires without your complying with the release requirements. The Company may choose instead to provide to you any provisionally vested portions of these awards, subject to your undertaking to repay the Company in the manner determined by the Company at such time if you fail to satisfy the release requirements thereafter.

For purposes of this Agreement, “Cause” shall mean a finding by the Company in its sole discretion of any of the following: (i) dishonesty, embezzlement, misappropriation of assets or property of the Company; (ii) gross negligence, willful misconduct, theft, fraud or breach of fiduciary duty to the Company; (iii) violation of federal or state securities laws; (iv) your material breach of any written agreement between you and the Company; (v) the conviction of a felony, or any crime involving moral turpitude, including a plea of guilty or nolo contendre; or (vi) continued nonperformance of your responsibilities, provided that, if the Company determines that such nonperformance can be cured, the Company has provided you with notice of such nonperformance and you have been provided with a reasonable opportunity to cure not to exceed thirty (30) days.

For purposes of this Agreement, “Good Reason” shall mean that you have complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following actions undertaken by the Company without your express prior written consent: (i) the material diminution in your responsibilities, authority and function; (ii) a material reduction in your base salary, provided, however, that Good Reason shall not be deemed to have occurred in the event of a reduction in your base salary that is pursuant to a salary reduction program affecting substantially all of the senior level employees of the Company and that does not adversely affect you to a greater extent than other similarly situated employees; (iii) a material breach of your Agreement or any other written agreement between you and the Company; or (v) a change in the geographic location at which you must regularly report to work and perform services to a location that is more than fifty (50) miles from Lexington, Massachusetts, except for required travel on the Company’s business. “Good Reason Process” means that (i) you have reasonably determined in good faith that a “Good Reason” condition has occurred; (ii) you have notified the Company in writing of the first occurrence of the Good Reason condition within sixty (60) days of the first occurrence of such condition; (iii) you have cooperated in good faith with the Company’s efforts, for a period not less than thirty (30) days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) you terminate your employment within sixty (60) days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

For purposes of this Agreement, “Change in Control” shall mean any: (i) merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues equity securities pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the equity ownership of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by both voting power and equity ownership, of (a) the surviving or resulting entity, or (b) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity (provided that all capital stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding capital stock are converted or exchanged); (ii) sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company; (iii) any transfer of the Company’s equity securities, or securities exchangeable for or convertible into the Company’s equity securities, if, immediately following the transfer, any one or more persons (other than the Company’s equity holders as of immediately prior to the transfer) own a majority of the equity ownership or otherwise control a majority of the voting power of the Company; or (iv) any transfer of a subsidiary of the Company’s equity securities, or securities exchangeable for or convertible into equity securities of such subsidiary, if, immediately following the transfer, any one or more persons ( other than the Company’s equity holders as of immediately prior to the transfer) own a majority of the equity ownership or otherwise control a majority of the voting power of such subsidiary; provided that, where required for compliance with Section 409A, the event described in clauses (i)-(iv) is also a change in control event as set forth in Treas. Reg. Section 1.409A-3(i)(5).

7.

Parachute Treatment. Notwithstanding any other provision of this Agreement to the contrary, if payments and benefits provided for under this Agreement together with any payments or benefits under any other agreement or arrangement between the Company or any of its affiliates and you are considered “excess parachute payments” under Section 280G of the Internal Revenue Code (the “Code”), then such excess parachute payments plus any other payments made by the Company and its affiliates that you are entitled to receive that are considered excess parachute payments shall be limited to the greatest amount that may be paid to you under Section 280G of the Code without causing any loss of deduction to the Company under such Code Section, but only if, by reason of such reduction, the “Net After Tax Benefit” (as defined below) to you shall exceed the net after tax benefit if such reduction was not made. “Net After Tax Benefit” for purposes of this Agreement shall mean the sum of (i) the total amounts payable to you that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, less (ii) the amount of federal, state and other income taxes payable with respect to the foregoing calculated at the maximum marginal tax rate for each year in which the foregoing shall be paid to you (based upon the rate in effect for such year as set forth in the Code at the time of termination of your employment or the change in control), less (iii) the amount of excise taxes imposed with respect to the payments and benefits described above by Section 4999 of the Code. The determination of whether payments would be considered excess parachute payments and the calculation of all the amounts referred to in this section shall be made reasonably and in good faith by the parties, provided, that if the parties cannot agree, then such determination (and supporting calculations) shall be made by attorneys, accountants, or an executive compensation consulting firm each as selected by the Company at the expense of the Company (the “280G Service Providers”). Any determination by the 280G Service Providers made in good faith shall be binding upon the Company and you.

8.

Tax Acknowledgement. All forms of compensation referred to in this Agreement are subject to all applicable federal, state and/or local withholding and/or payroll taxes, and the Company may withhold from any amounts payable to you in order to comply with such withholding obligations and you shall be responsible for all applicable taxes with respect to such compensation. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its board of directors related to tax liabilities arising from your compensation. You further acknowledge that you are not relying upon the advice or representation of the Company with respect to the tax treatment of any of the compensation set forth in this Agreement.

9.

409A Compliance. This Agreement is intended to provide payments that are exempt from or compliant with Section 409A, and should be interpreted consistent with that intent. The attached exhibit entitled “Payments Subject to Section 409A” is hereby appended to the Agreement as Attachment A and, if applicable, replaces any previous such attachment concerning the same subject matter.

10.

Interpretation, Amendment, Enforcement and Complete Agreement. This Agreement, the Employee Non-Competition, Non-Solicit, Confidentiality and Invention Assignment Agreement which you previously executed and which you reaffirm, and any plans and agreements applicable to the incentive equity awards referred in Section 5 of this Agreement constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, amendments, representations or understandings (whether written, oral or implied) between you and the Company. This Agreement shall be amended only by a writing signed by the Chief Executive Officer of the Company and you. The terms of this Agreement will be governed by statutes and common law of The Commonwealth or Massachusetts without regard to the conflict of laws provisions. You and the Company hereby irrevocably submit to and acknowledge and recognize the exclusive personal jurisdiction of the federal and state courts located in The Commonwealth of Massachusetts (which courts for purposes of this Agreement, are the only courts of competent jurisdiction) in connection with any dispute or any claim related to this Agreement or the subject matter hereof.

11.

At-Will Employment. Your employment with the Company will be on an “at will” basis. In other words, you or the Company may terminate your employment for any reason and at any time, with or without cause. Although your job duties, title, compensation and benefits, as well as the Company’s benefit plans and personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Company.

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We look forward to receiving a response from you within seven (7) days acknowledging, by signing below, that you have accepted the terms of this Amended and Restated Employment Agreement.

Very truly yours,

TRANSLATE BIO, INC.

By:	/s/ Ronald C. Renaud, Jr.
Ronald C. Renaud, Jr.
Chief Executive Officer

I have read and accept the terms of this Amended and Restated Employment Agreement.

Accepted and Agreed as of March 11, 2020

/s/ Ann Barbier
Ann Barbier

Attachment A

Payments Subject to Section 409A

1. Subject to this Attachment A, any severance payments that may be due under the letter agreement shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the termination of your employment. The following rules shall apply with respect to distribution of the severance payments, if any, to be provided to you under the letter agreement, as applicable:

a.

It is intended that each installment of the severance payments under the letter agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments except to the extent specifically permitted or required by Section 409A.

b.

If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments shall be made on the dates and terms set forth in the letter agreement.

c.	If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

i.

Each installment of the severance payments due under the letter agreement that is paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section l.409A-l(b)(4) to the maximum extent permissible under Section 409A and shall be paid on the dates and terms set forth in the letter agreement; and

ii.

Each installment of the severance payments due under the letter agreement that is not described in this Attachment A, Section I (c)(i) and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury

Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the separation from service occurs.

2. The determination of whether and when your separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1 (h). Solely for purposes of this Attachment A, Section 2, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414( c) of the Internal Revenue Code of 1986, as amended.

3. The Company makes no representation or warranty and shall have no liability to you or to any other person if any of the provisions of the letter agreement (including this Attachment) are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.